Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, September 2, 2026

Sirs

Superintendencia del Mercado de Valores – SMV

Lima.-

Reference: Material Event Notice

Pursuant to Article 30 of the Consolidated Text of the Securities Market Law and the Regulations on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, we hereby report the following:

As part of the selection process for the valuation entity responsible for determining the minimum price to be taken into account by Holcim Ltd. in the Tender Offer for the common shares issued by Cementos Pacasmayo S.A.A. (the “Tender Offer”), yesterday the Selection Committee awarded the contract to MSRA S.A.C. to act as the valuation entity for the aforementioned Tender Offer. Such award was published in the Daily Bulletin of the Lima Stock Exchange.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

José Félix Villafuerte Mendoza

Stock Market Representative